Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

April 4, 2013	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Vancouver, British Columbia. Timmins Gold Corp. (the "Company") (TSX:TMM, NYSE MKT:TGD) hereby notifies shareholders, in accordance with the requirements of the NYSE MKT LLC, that the Company’s audited financial statements for the year ended December 31, 2012 and the nine months ended December 31, 2011 are available on the Company’s website at www.timminsgold.com. Shareholders may also request a hard copy of the complete audited financial statements free of charge either through a link on the Company’s website or at info@timminsgold.com. The Company’s annual report on Form 40-F has been filed with the Securities and Exchange Commission and is available at www.sec.gov and also at www.timminsgold.com.

For more information, please contact:

Mr. Bruce Bragagnolo, LLB
Chief Executive Officer
Vancouver, BC, Canada
Tel: 604-638-8980
bruce@timminsgold.com

Neither the TSX, its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.